Filed Pursuant to Rule 424(b)(3)

Registration No. 333-127405

SUPPLEMENT NO. 3 DATED SEPTEMBER 7, 2007 TO THE PROSPECTUS DATED JULY 20, 2007 OF CB RICHARD ELLIS REALTY TRUST.

We are providing this Supplement No. 3 to you in order to supplement our prospectus dated July 20, 2007 as supplemented by our Supplement No. 1 dated August 1, 2007 and our Supplement No. 2 dated August 15, 2007. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus. Capitalized terms used in this Supplement No. 3 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the sections “Risk Factors” and “Real Estate Investments.”

Bolingbrook

On August 29, 2007, we acquired a fee interest in 530 W. North Frontage Road located in Bolingbrook, Illinois, or Bolingbrook, from Bolingbrook Point Phase III, LLC, or the Bolingbrook Seller, an unrelated third-party. We acquired Bolingbrook for $17.88 million, exclusive of customary closing costs, which was funded using net proceeds from our initial public offering. Upon closing, we paid our investment advisor, CBRE Advisors LLC, an acquisition fee in the amount of $178,813. This acquisition fee is not included in the $17.88 million total acquisition cost of Bolingbrook.

Bolingbrook consists of a 185,045 square foot, multi-tenant warehouse distribution building completed in May 2006. The building is 100% leased to two tenants on long-term leases. Kraus Floors, LLC, a joint venture between Kraus Carpet Mills and The Tarkett Group, occupies 86,631 square feet and Compass Group USA, Inc., a managed foodservices company, occupies the remaining 98,414 square feet.

Carolina Portfolio

On August 30, 2007, we acquired a fee interest in a portfolio of 30 distribution and manufacturing industrial buildings located in North and South Carolina, or the Carolina Portfolio, from affiliates of Johnson Development Associates, Inc., or the Carolina Seller, unrelated third-parties. We acquired the Carolina Portfolio for $214.17 million, exclusive of customary closing coasts, which was funded using net proceeds from our initial public offering and debt proceeds of approximately $131.11 million. Upon closing, we paid our investment advisor, CBRE Advisors LLC, an acquisition fee in the amount of $2,141,657. This acquisition fee is not included in the $214.17 million total acquisition cost of the Carolina Portfolio.

The Carolina Portfolio consists of 30 distribution and manufacturing industrial buildings located in the markets of Greenville/Spartanburg, South Carolina; Charleston, South Carolina; Charlotte, North Carolina; and Winston-Salem, North Carolina. The Carolina Portfolio totals approximately 4.2 million square feet of industrial space and is currently 90% leased.

Four additional buildings and three vacant land parcels remain under contract to be purchased from the Carolina Seller.

In connection with our acquisition of the Carolina Portfolio, on August 30, 2007, we entered into a credit agreement with Bank of America, N.A. to provide us a $65 million term loan and a $10 million revolving line of credit, or collectively the Credit Facility. The term loan was fully drawn upon the closing of the Carolina Portfolio. None of the revolving line of credit has been drawn. The Credit Facility has a term of one year and bears interest at a floating rate of LIBOR plus 1.25%, with a current rate of 6.915%. An upfront fee of $112,500 was paid to Bank of America, N.A. and a fee of 0.2% per annum is accrued on unfunded balances under the revolving line of credit. The Credit Facility is unsecured, but we are required to pay down the Credit Facility if any of the unencumbered properties in the Carolina Portfolio or Bolingbrook are financed or sold.